FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated May 6, 2004 (Quebecor Media Inc.);

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the three-month period ended March 31, 2004;

3.	Supplementary Disclosure for Quebecor Media Inc.

QUEBECOR INC. May 6, 2004 For immediate release QUEBECOR INC. AND QUEBECOR MEDIA INC. REPORT FIRST QUARTER 2004 RESULTS HIGHLIGHTS

»	Operating income up 11.7% in the Cable Television segment, mainly due to growth in customer base for Internet access service (+99,000 subscribers) and illico™ digital television service (+91,000 subscribers), compared with the first quarter of 2003. illico™ added 33,000 subscribers in the first three months of 2004, the strongest quarterly growth in absolute terms since the service was launched in March 1999.

»	Successful 2004 season for Star Académie, with an average audience of 2,719,000 viewers for the 10 Sunday-evening galas, a 12.9% increase from last year.

»	Revenues up 14.5% and operating income up 40.0% in the Leisure and Entertainment segment, due primarily to the strong performance of Archambault Group.

»	Quebecor World’s operating income totalled US$181.1 million, a US$25.3 million (16.2%) increase, demonstrating the benefits of the major cost reduction and restructuring initiatives that have been implemented.

Montréal, Québec – Quebecor Inc. recorded revenues of $2.60 billion in the first quarter of 2004 compared with $2.86 billion in the same quarter of 2003. The 9.1% decrease was due entirely to the unfavourable impact of the translation of the Quebecor World subsidiary’s revenues into Canadian dollars.

Quebecor’s operating income held steady at $369.0 million in the quarter. Quebecor World’s operating income grew by US$25.3 million or 16.2%, reflecting the success of restructuring, work-force reductions and cost-control programs. Quebecor Media’s operating income decreased by $2.1 million as a result of reduced operating income in the Newspapers, Business Telecommunications and Broadcasting segments. Those decreases at Quebecor Media subsidiaries were partially offset by higher operating income in the Cable Television segment.

Quebecor generated net income of $5.2 million ($0.08 per basic share) in the first quarter of 2004, compared with $11.0 million ($0.17 per basic share) in the same quarter of 2003. The decrease was mainly due to the recording of a higher income tax expense in the first quarter of 2004, a loss on

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settlement of debt (versus a net gain in 2003), and a higher restructuring reserve. These factors were partially offset by favourable variances in amortization charges and financial expenses.

Quebecor World generated quarterly net income of US$26.7 million compared with US$16.3 million in the same period of 2003, a US$10.4 million increase. Quebecor Media recorded a $4.7 million net loss for the quarter, compared with net income of $4.9 million in the same quarter of 2003.

“Quebecor World improved its performance in the first quarter, despite continuing softness in print markets,” said Pierre Karl Péladeau, Quebecor’s President and Chief Executive Officer. “The results demonstrate the success of the bold restructuring and cost-cutting initiatives we launched in 2003, which continued in 2004 throughout Quebecor World. Meanwhile, Quebecor Media had another strong quarter with excellent results in the Cable Television, Leisure and Entertainment, and Internet/Portals segments. All the pieces are now in place for our two major operating subsidiaries, Quebecor World and Quebecor Media, to simultaneously make a positive contribution to Quebecor’s results in the future.”

Quebecor Media Inc.

Quebecor Media recorded total quarterly revenues of $568.3 million compared with $549.8 million in the same quarter of 2003, an increase of $18.5 million (3.4%). Operating income decreased 1.6% from $132.5 million in the first quarter of 2003 to $130.4 million in the first quarter of 2004.

Cable Television

The Cable Television segment reported revenues of $208.7 million compared with $195.0 million in the first quarter of 2003. The $13.7 million (7.0%) increase was mainly due to subscriber growth for Internet access and illico ™ services. Vidéotron also registered a net gain of 4,000 subscribers to its television distribution services. The Cable Television segment generated operating income of $72.7 million during the quarter, an increase of $7.6 million (11.7%). The improvement in profitability was primarily due to growth in the customer base and higher operating margins for both television distribution and Internet access services. It was achieved despite a $6.8 million increase in losses on equipment sales to customers due to promotions, which are now included in the calculation of operating income, in accordance with the new accounting standard adopted by the Company in the fourth quarter of 2003. Free cash flow from operations was negative $5.0 million in the first quarter of 2004, compared with negative $31.5 million in the same quarter of 2003.

Newspapers

The Newspapers segment’s revenues totalled $200.2 million in the first quarter of 2004, a $4.2 million (2.1%) increase. Advertising and circulation revenues rose 2.3% and 0.7% respectively. The increases mainly reflect the addition of the revenues of Annex Publishing & Printing Inc., acquired in the last quarter of 2003. The Newspapers segment generated operating income of $39.7 million, a $5.0 million (11.2%) decrease, due mainly to a $3.6 million increase in the operating losses of the two free dailies, 24 heures Montréal Métropolitain ™ in Montréal and 24 Hours ™ in Toronto. However, revenues were up at both publications and their respective average circulation amounts now to 120 000 and 225 000. Sun Media Corporation generated free cash flow from operations of $8.6 million in the first quarter of 2004, compared with $25.5 million in the same period of 2003.

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Broadcasting

In the Broadcasting segment, revenues amounted to $85.9 million in the first quarter of 2004, an increase of $1.6 million (1.9%). Higher broadcasting revenues more than offset a decrease in distribution revenues. Operating income decreased $2.1 million to $12.4 million, mainly due to increases in some operating costs, including programming costs.

Other Quebecor Media segments

The results of the Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals segments are reported in the attached summary financial statements. Highlights of the quarter include:

»	Leisure and Entertainment: revenues of Archambault Group Inc. up 17.7%, driven by a 59.8% increase in distribution revenues and a 5.1% increase in retail sales.

»	Business telecommunications: revenues down $5.0 million and operating income down $2.6 million, largely because of lower Internet and point-to-point revenues. However, operating income was up from the fourth quarter of 2003.

»	Web Integration/Technology: on April 19, 2004, Nurun entered into a lock-up agreement whereby it undertook to tender its shares of Mindready Solutions Inc. under a takeover bid.

»	Internet/Portals: Netgraphe Inc. increased its revenues 15.7%, tripled its operating income from $0.4 million to $1.2 million, and posted net income of $0.8 million in the first quarter 2004.

Financial position

During the quarter, Quebecor Media made debt repayments totalling $26.8 million, including mandatory payments of $12.5 million and $0.9 million by Vidéotron and Sun Media Corporation, and a $13.4 million decrease in the use of bank credit facilities by TVA Group. These repayments by Quebecor Media were outweighed by the effect of the amortization of debt discounts and the negative impact of exchange rate fluctuations on the value of debt denominated in a foreign currency.

Quebecor World Inc.

Quebecor World’s revenues were US$1.55 billion in the first quarter of 2004, compared with US$1.54 billion in the same quarter of 2003. The increase was essentially due to the favourable impact of the fluctuation of currencies other than the U.S. dollar. Excluding this factor, revenues decreased 4% despite increased volumes, reflecting the pressure on prices.

Quebecor World generated US$181.1 million in operating income during the quarter, a US$25.3 million (16.2%) increase. The gross operating margin reached 19.3%, compared with 18.9% in the first quarter of 2003. Selling, general and administrative expenses were reduced by US$16.8 million, mainly through work-force reductions and other cost-cutting measures. Quebecor World recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of US$4.3 million during the quarter in connection with work-force reductions in North America, Europe

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and Latin America. Free cash flow from operations was negative by US$89.5 million compared with negative US$250.1 million in the first quarter of 2003.

Stated in Canadian dollars, Quebecor World’s revenues were $2.05 billion in the first quarter of 2004, a $284.3 million decrease. Operating income was $238.5 million, a $2.8 million increase. The negative impact of exchange rate changes increased the decline in revenues and reduced the increase in operating income.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries in the first quarter of 2004, refer to Management’s Discussion and Analysis and the complete consolidated financial statements of Quebecor on the Company’s Web site at http://www.quebecor.com/htmfr/0_0/5_0_4.asp. The Company’s definition of operating income and free cash flow from operations (Appendix 1), Quebecor’s quarterly summary consolidated financial statements (Appendix 2), and Quebecor Media’s quarterly summary consolidated financial statements (Appendix 3), are attached to this press release.

Conference call and Webcast

Quebecor Inc. will hold a conference call to discuss its results for the first quarter of 2004 on Thursday, May 6, 2004, at 3:00 pm EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 800 470-5906. A tape recording of the call will be available May 6 through 13, 2004, by dialling 1 800 558-5253 and entering pass code 21184659. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/htmfr/0_0/5_0_14.asp. Please ensure appropriate software is installed before accessing the conference. Instructions and links to free player downloads are available at the above Internet address. .

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Forward-looking statements

Except for the historical information, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

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The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Quebec and a major Internet Service Provider; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., the largest French-language general-interest television network in Quebec; Netgraphe Inc., operator of the CANOE network of English- and French-language Internet properties in Canada; Nurun Inc., a leading Web agency in Canada and Europe. Quebecor Media is also engaged in book publishing, in magazine publishing through TVA Publishing Inc., in distribution and retailing of cultural products through Archambault Group, the largest chain of music stores in eastern Canada, and through the SuperClub Vidéotron chain of video rental and sales stores, and in business telecommunications through Videotron Telecom Ltd. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 380-1948	(514) 236-8742 (cell)
lavoie.luc@quebecor.com

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APPENDIX 1 – DEFINITIONS

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses, of shares of subsidiaries and of a portfolio investment, net gain on debt refinancing and on purchase of preferred shares of a subsidiary, and income taxes. Dividends on preferred shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by the SuperClub Vidéotron subsidiary, previously recorded under amortization, have been entered under cost of sales. Starting in the first quarter of 2004, amortization charges applicable to deferred client incentives and expenses related to accounts receivable securitization programs are now deducted for the purpose of calculating operating income. The figures for prior periods of 2003 and 2002 have been reclassified to reflect these changes in the definition of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, dividends on equity shares and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

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QUEBECOR INC. AND ITS SUBSIDIARIES	APPENDIX 2
CONSOLIDATED STATEMENTS OF INCOME
(In millions of Canadian dollars, except earnings per share data)
(Unaudited)

	Three months ended March 31

	2004	2003 (restated)

REVENUES

Printing	$2,045.7	$2,330.0
Cable Television	208.7	195.0
Newspapers	200.2	196.0
Broadcasting	85.9	84.3
Leisure and Entertainment	47.5	41.5
Business Telecommunications	16.8	21.8
Web Integration/Technology	16.2	17.1
Internet/Portals	8.1	7.0
Head Office	0.1	0.1
Inter-segment	(30.2)	(28.1)

	2,599.0	2,864.7
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(2,230.0)	(2,495.3)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	369.0	369.4

Amortization	(163.2)	(178.7)
Financial expenses	(131.2)	(146.1)
Reserve for restructuring of operations, impairment of assets and
other special charges	(5.7)	(0.5)
Net (loss) gain on debt refinancing	(2.6)	7.5

INCOME BEFORE INCOME TAXES	66.3	51.6

Income taxes:
Current	12.3	5.7
Future	9.4	(1.8)

	21.7	3.9

	44.6	47.7
Dividends on preferred shares of subsidiaries	(11.9)	(12.3)
Non-controlling interest	(27.5)	(24.5)

INCOME FROM CONTINUING OPERATIONS	5.2	10.9
Gain from discontinued operations	—	0.1

NET INCOME	$5.2	$11.0

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$0.08	$0.17
Net income	$0.08	$0.17

Weighted average number of shares outstanding (in millions)	64.6	64.6

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QUEBECOR INC. AND ITS SUBSIDIARIES	APPENDIX 2
SEGMENTED INFORMATION
(In millions of Canadian dollars)
(Unaudited)

	Three months ended March 31

	2004	2003 (restated)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges and net (loss) gain on debt refinancing
Printing	$238.5	$235.7
Cable Television	72.7	65.1
Newspapers	39.7	44.7
Broadcasting	12.4	14.5
Leisure and Entertainment	2.1	1.5
Business Telecommunications	3.2	5.8
Web Integration/Technology	(0.5)	(0.1)
Internet/Portals	1.2	0.4
General corporate (expenses) income	(0.3)	1.8

	$369.0	$369.4

Amortization
Printing	$109.5	$123.3
Cable Television	33.4	33.7
Newspapers	6.4	6.6
Broadcasting	3.1	3.1
Leisure and Entertainment	1.0	1.0
Business Telecommunications	8.6	9.1
Web Integration/Technology	0.5	1.0
Internet/Portals	0.2	0.4
Head Office	0.5	0.5

	$163.2	$178.7

Additions to property, plant and equipment
Printing	$42.2	$112.1
Cable Television	32.0	17.0
Newspapers	3.7	1.4
Broadcasting	1.4	2.0
Leisure and Entertainment	0.8	0.4
Business Telecommunications	4.0	4.7
Web Integration/Technology	0.3	0.1
Internet/Portals	0.1	—
Head office	0.1	0.1

	$84.6	$137.8

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(In millions of Canadian dollars)
(Unaudited)

	Three months ended March 31

	2004	2003 (restated)

Balance at beginning of period
As previously reported	$1,128.3	$1,073.9
Restatement due to changes in accounting policies	—	(12.0)

As restated	1,128.3	1,061.9
Net income	5.2	11.0

Balance at end of period	$1,133.5	$1,072.9

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QUEBECOR INC. AND ITS SUBSIDIARIES	APPENDIX 2
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Canadian dollars)
(Unaudited)
	Three months ended March 31

	2004	2003 (restated)

Cash flows related to operations:
Income from continuing operations	$5.2	$10.9
Adjustments for:
Amortization of property, plant and equipment	161.3	175.3
Amortization of deferred charges and write-down of goodwill	1.9	3.4
Amortization of deferred financing costs and long-term debt discount	15.4	17.2
Amortization of deferred client incentives	8.1	8.9
Losses (gains) on foreign currency translation on unhedged long-term debt	1.7	(6.3)
Losses on sale of other assets	8.7	2.2
Net loss (gain) on debt refinancing	2.6	(7.5)
Future income taxes	9.4	(1.8)
Non-controlling interest	27.5	24.5
Write-down of temporary investments	—	0.4
Interest on redeemable preferred shares of a subsidiary	—	7.4
Other	2.9	(3.5)

	244.7	231.1
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	(331.1)	(563.6)

Cash flows used in continuing operations	(86.4)	(332.5)

Cash flows used in discontinued operations	—	(0.5)

Cash flows used in operations	(86.4)	(333.0)

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	0.5	(6.4)
Net borrowing (repayments) under revolving bank facilities
and commercial paper	188.4	(1.9)
Issuance of long-term debt	—	1,114.0
Repayment of long-term debt	(61.5)	(908.9)
Increase in deferred financing costs	—	(11.1)
Net reduction in prepayment under cross-currency swap arrangements	3.5	—
Issuance of capital stock by subsidiaries	5.5	5.7
Dividends paid to non-controlling shareholders	(15.8)	(20.4)
Other	0.1	—

Cash flows provided by financing activities	120.7	171.0

Cash flows related to investing activities:
Business acquisitions, net of cash and cash
equivalents acquired	(14.5)	(13.7)
Proceeds from disposal of businesses	—	0.3
Additions to property, plant and equipment	(84.6)	(137.8)
Net disposals of temporary investments and other assets	145.2	84.6
Decrease in cash and cash equivalents and temporary investments
held in trust (net of acquisitions)	—	218.4
Proceeds from disposal of assets	4.4	3.7
Other	(0.4)	1.1

Cash flows provided by investing activities	50.1	156.6

Net increase (decrease) in cash and cash equivalents	84.4	(5.4)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	19.0	(1.6)
Cash and cash equivalents at beginning of period	93.1	190.9

Cash and cash equivalents at end of period	$196.5	$183.9

Cash and cash equivalents consist of:
Cash	$34.7	$51.4
Cash equivalents	161.8	132.5

	$196.5	$183.9

Cash interest payments	$109.1	$122.1
Cash payments (net of refunds) for income taxes	$13.0	$(8.3)

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QUEBECOR INC. AND ITS SUBSIDIARIES	APPENDIX 2
CONSOLIDATED BALANCE SHEETS
(In millions of Canadian dollars)
	March 31	December 31

	2004	2003

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$196.5	$93.1
Cash and cash equivalents and temporary investments held in trust
(market value of $11.3 million ($11.3 million in 2003))	11.3	11.3
Temporary investments (market value of $48.4 million ($194.6 million in 2003))	48.4	194.2
Accounts receivable	826.9	771.5
Income taxes receivable	41.5	26.4
Inventories and investments in televisual products and movies	641.5	649.2
Prepaid expenses	65.3	47.2
Future income taxes	206.8	206.9

	2,038.2	1,999.8
LONG-TERM INVESTMENTS (market value of $439.2 million
($467.5 million in 2003))	352.8	352.6
PROPERTY, PLANT AND EQUIPMENT	4,854.2	4,942.8
FUTURE INCOME TAXES	120.9	104.7
OTHER ASSETS	377.0	371.5
GOODWILL	7,356.7	7,343.7

	$15,099.8	$15,115.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$6.4	$5.9
Accounts payable, accrued charges and deferred revenue	1,685.4	1,966.2
Income and other taxes	110.8	98.1
Future income taxes	8.2	8.1
Additional amount payable	71.1	68.7
Current portion of long-term debt and convertible notes	94.0	98.2

	1,975.9	2,245.2

LONG-TERM DEBT	5,466.5	5,286.4
EXCHANGEABLE DEBENTURES	979.9	979.9
CONVERTIBLE NOTES	146.6	144.7
OTHER LIABILITIES	506.8	496.0
FUTURE INCOME TAXES	956.1	925.9
NON-CONTROLLING INTEREST	3,672.6	3,652.1

SHAREHOLDERS’ EQUITY:
Capital stock	348.5	348.5
Retained earnings	1,133.5	1,128.3
Translation adjustment	(86.6)	(91.9)

	1,395.4	1,384.9
Subsequent events

	$15,099.8	$15,115.1

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)	APPENDIX 3

	Three months ended March 31

	2004	2003 (restated)

REVENUES

Cable Television	$208.7	$195.0
Newspapers	200.2	196.0
Broadcasting	85.9	84.3
Leisure and Entertainment	47.5	41.5
Business Telecommunications	16.8	21.8
Web Integration/Technology	16.2	17.1
Internet/Portals	8.1	7.0
Head Office	0.1	0.1
Inter-segment	(15.2)	(13.0)

	568.3	549.8
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(437.9)	(417.3)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	130.4	132.5

Amortization	(53.6)	(55.3)
Financial expenses	(75.5)	(76.6)
Reserve for restructuring of operations, impairment of assets and
other special charges	(0.1)	(0.5)
Net gain on debt refinancing	—	7.5

INCOME BEFORE INCOME TAXES	1.2	7.6
Income taxes:
Current	0.9	1.5
Future	—	(4.2)

	0.9	(2.7)

	0.3	10.3
Non-controlling interest	(5.0)	(5.5)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(4.7)	4.8
Gain from discontinued operations	—	0.1

NET (LOSS) INCOME	$(4.7)	$4.9

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (In millions of Canadian dollars) (Unaudited)	APPENDIX 3

	Three months ended March 31

	2004	2003 (restated)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, and net gain on debt refinancing:
Cable Television	$72.7	$65.1
Newspapers	39.7	44.7
Broadcasting	12.4	14.5
Leisure and Entertainment	2.1	1.5
Business Telecommunications	3.2	5.8
Web Integration/Technology	(0.5)	(0.1)
Internet/Portals	1.2	0.4
General corporate (expenses) income	(0.4)	0.6

	$130.4	$132.5

Amortization
Cable Television	$33.4	$33.7
Newspapers	6.4	6.6
Broadcasting	3.1	3.1
Leisure and Entertainment	1.0	1.0
Business Telecommunications	8.6	9.1
Web Integration/Technology	0.5	1.0
Internet/Portals	0.2	0.4
Head Office	0.4	0.4

	$53.6	$55.3

Additions to property, plant and equipment
Cable Television	$32.0	$17.0
Newspapers	3.7	1.4
Broadcasting	1.4	2.0
Leisure and Entertainment	0.8	0.4
Business Telecommunications	4.0	4.7
Web Integration/Technology	0.3	0.1
Internet/Portals	0.1	—
Head Office	0.2	—

	$42.5	$25.6

CONSOLIDATED STATEMENTS OF DEFICIT (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2004	2003 (restated)

Deficit at beginning of period
As previously reported	$2,597.8	$2,780.0
Restatement due to change in accounting policies	—	21.7

As restated	2,597.8	2,801.7
Net loss (income)	4.7	(4.9)

Deficit at end of period	$2,602.5	$2,796.8

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)	APPENDIX 3

	Three months ended March 31

	2004	2003 (restated)

Cash flows related to operations:
(Loss) income from continuing operations	$(4.7)	$4.8
Adjustments for:
Amortization of property, plant and equipment	52.0	52.6
Amortization of deferred charges and of other assets	1.6	2.7
Amortization of deferred financing costs and long-term debt discount	13.9	15.6
Losses (gains) on foreign currency translation on unhedged long-term debt	1.2	(8.7)
Losses on sale of other assets	8.6	2.3
Non-controlling interest	5.0	5.5
Write-down of temporary investments	—	0.4
Interest on redeemable preferred shares of a subsidiary	—	9.7
Net gain on debt refinancing	—	(7.5)
Future income taxes	—	(4.2)
Other	2.1	(1.6)

	79.7	71.6
Net change in non-cash balances related to operations (net of effect
of business acquisitions and disposals)	(78.2)	(125.4)

Cash flows used in continuing operations	1.5	(53.8)
Cash flows used in discontinued operations	—	(0.5)

Cash flows provided by (used in) operations	1.5	(54.3)

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	0.9	(6.1)
Issuance of long-term debt	2.9	701.8
Repayment of long-term debt	(29.7)	(906.8)
Deferred financing costs	—	(11.1)
Net reduction in prepayments under cross-currency swap arrangements	3.5	—
Proceeds from issuance of capital stock	—	216.1
Issuance of capital stock by subsidiaries	1.2	—
Dividends paid to non-controlling shareholders	(1.1)	(1.3)
Decrease in advance receivable from parent company	—	(3.9)

Cash flows used in financing activities	(22.3)	(11.3)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired	(13.7)	(9.0)
Proceeds from disposal of businesses and
other assets	—	0.3
Additions to property, plant and equipment	(42.5)	(25.6)
Additions to others assets	(0.5)	(2.5)
Decrease in temporary investments	145.7	87.1
Proceeds from disposal of assets	3.1	2.6
Other	(0.3)	0.3

Cash flows provided by investing activities	91.8	53.2

Net increase (decrease) in cash and cash equivalents	71.0	(12.4)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	0.2	(0.9)
Cash and cash equivalents at beginning of period	103.6	188.3

Cash and cash equivalents at end of period	$174.8	$175.0

Cash and cash equivalents consist of:
Cash	$17.3	$42.5
Cash equivalents	157.5	132.5

	$174.8	$175.0

Cash interest payments	$96.4	$106.1
Cash payments (net of refunds) for income taxes	$12.9	$(8.4)

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)	APPENDIX 3

	March 31	December 31

	2004	2003

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$174.8	$103.6
Temporary investments (market value of $48.4 million ($194.6 million in 2003))	48.4	194.2
Accounts receivable	288.1	316.9
Income taxes receivable	27.4	18.2
Inventories and investments in televisual products and movies	110.0	126.1
Prepaid expenses	32.0	22.9
Future income taxes	67.3	68.6

	748.0	850.5

LONG-TERM INVESTMENTS (market value of $14.1 million
($12.8 million in 2003))	13.0	12.8
PROPERTY, PLANT AND EQUIPMENT	1,539.7	1,562.9
FUTURE INCOME TAXES	98.9	96.8
OTHER ASSETS	170.5	172.7
GOODWILL	3,909.6	3,906.2

	$6,479.7	$6,601.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$5.1	$4.2
Accounts payable and accrued charges	408.9	514.4
Deferred revenue	122.4	119.9
Income and other taxes	7.9	17.9
Advances payable to parent company and companies
under common control	17.3	16.4
Additionnal amount payable	71.1	68.7
Current portion of long-term debt	59.4	60.0

	692.1	801.5

LONG-TERM DEBT	2,701.9	2,696.8
OTHER LIABILITIES	226.1	236.2
FUTURE INCOME TAXES	272.4	270.6
NON-CONTROLLING INTEREST	196.7	201.8

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,220.6	3,220.6
Deficit	(2,602.5)	(2,597.8)
Translation adjustment	(1.3)	(1.5)

	2,390.5	2,395.0
Subsequent events

	$6,479.7	$6,601.9

4

Supplementary Disclosure

Quarter / 3-Month Period
Ended March 31, 2004

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Manager, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are
« forward looking » statements and « safe harbor statements » under the
Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the
Company’s public filings with the Securities Exchange Commission.

/2

Supplementary Disclosure

March 31, 2004

Debt Schedule

QUEBECOR MEDIA INC.

(in millions)

Quebecor Media

Revolving Credit Facility due 2005 - General (Availability : $46)

-

$

Revolving Credit Facility due 2005 - Swaps (Availability : $98)

97.0

Senior Notes/Senior Discount Notes due 2011

1,217.5

1,314.5

Vidéotron

Revolving Credit Facility due 2005 (Availability : $100)

-

Term Loan C due 2008

343.1

6 7/8% Senior Notes due 2014

435.5

9 1/8% CF Cable Notes due 2007

101.5

880.1

Sun Media

Revolving Credit Facility due 2008 (Availability : $75)

-

Term Loan due 2009

289.7

7 5/8% Senior Notes due 2013

266.0

555.7

TVA

10.9

Other Debt

5.2

Total Quebecor Media

2,766.4

$

Additional Amount Payable (Vidéotron Telecom)

71.1

Cross-Currency Interest Rate Swap Agreements (1)

171.3

Cash-on-hand

Quebecor Media

223.2

Vidéotron

11.6

$

Sun Media

8.1

Quebecor Media Parent

134.9

Vidéotron Telecom

16.5

Other

52.1

223.2

$

(1)

Classified under "Other liabilities" in Quebecor Media's financial statements

/3

Supplementary Disclosure

March 31, 2004

Operating Results

VIDÉOTRON

2004

Mar 31

Jun 30

Sept 30

Dec 31

Mar 31

Homes Passed ('000)

2,332

2,337

2,344

2,351

2,357

Basic Subscribers ('000)

1,433

1,412

1,423

1,433

1,437

Basic Penetration

61.4%

60.4%

60.7%

60.9%

61.0%

Extended Tier Subscribers ('000)

1,164

1,146

1,157

1,172

1,177

Extended Tier Penetration

81.2%

81.2%

81.3%

81.8%

81.9%

Digital Set-Top Boxes ('000)

195

208

228

257

293

Digital Penetration

13.6%

14.7%

16.1%

18.0%

20.4%

HSD Subscribers ('000)

334

352

379

406

433

HSD Penetration

23.3%

24.9%

26.6%

28.4%

30.1%

1st

Quarter

2003

2004

VAR

2003

2004

VAR

(in millions)

Revenues

195.0

$

208.7

$

7.0%

195.0

$

208.7

$

7.0%

Cable

139.8

$

141.8

$

1.5%

139.8

$

141.8

$

1.5%

Internet

40.6

$

52.6

$

29.5%

40.6

$

52.6

$

29.5%

Other

14.6

$

14.2

$

-2.7%

14.6

$

14.2

$

-2.7%

EBITDA

65.1

$

72.7

$

11.6%

65.1

$

72.7

$

11.6%

EBITDA Margin (%)

33.4%

34.8%

33.4%

34.8%

CAPEX (NCTA Standard Reporting

       Categories)

Customer Premise Equipment

3.5

$

4.6

$

3.5

$

4.6

$

Scalable Infrastructure

4.5

2.5

4.5

2.5

Line Extensions

4.4

14.1

4.4

14.1

Upgrade / Rebuild

1.6

5.4

1.6

5.4

Support Capital

2.1

3.3

2.1

3.3

Total - NCTA Classification

15.9

$

30.0

$

88.0%

15.9

$

30.0

$

88.0%

Other

1.2

2.0

1.2

2.0

Total Capital Expenditures

17.1

$

32.0

$

87.8%

17.1

$

32.0

$

87.8%

2-Way Capability

97.0%

97.0%

97.0%

97.0%

Cable ARPU

32.45

$

32.92

$

32.45

$

32.92

$

TOTAL ARPU

41.87

$

45.13

$

41.87

$

45.13

$

YTD

2003

/4

Supplementary Disclosure

March 31, 2004

Operating Results

SUN MEDIA CORPORATION

2003

2004

VAR

2003

2004

VAR

     Lineage ('000)

        Urban Dailies

41,073

39,034

-5.0%

41,073

39,034

-5.0%

     (in millions)

     Revenues

196.0

$

200.2

$

2.2%

196.0

$

200.2

$

2.2%

        Advertising

133.9

$

137.0

$

2.3%

133.9

$

137.0

$

2.3%

        Urban Dailies(1)

146.6

$

147.2

$

0.4%

146.6

$

147.2

$

0.4%

        Community Newspapers(1)

49.4

$

53.0

$

7.5%

49.4

$

53.0

$

7.5%

     EBITDA

44.7

$

39.7

$

-11.0%

44.7

$

39.7

$

-11.0%

        EBITDA Margin

22.8%

19.9%

22.8%

19.9%

    Change in Newsprint Expense

6.6%

6.6%

(1)

Excluding transactions between Urban Dailies and Community Newspapers

* Revenues and EBITDA from continuing operations only

1st Quarter

YTD

Number

of Shares

%

%

Owned

Equity

Voting

TVA

12,226,617

38.2%

99.9%

Netgraphe

158,631,366

75.5%

97.8%

Nurun(3)

19,076,605

57.3%

57.3%

Mindready(4)

8,000,000

66.7%

81.0%

(1)

Excluding 24,955,978 shares that are indirectly held by TVA

(2)

% Equity and % Voting include Quebecor Media's interest in the 24,955,978 shares that are indirectly held by TVA

(3)

Excluding 500,000 shares held by Quebecor World

(4)

Owned by Nurun

(1)

(2)

(2)

QUEBECOR MEDIA INC.

Supplementary Disclosure

March 31, 2004

Shares Held in Subsidiaries

/5

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. (s) Claudine Tremblay —————————————— By: Claudine Tremblay Assistant Secretary

Date: May 6, 2004